UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

              Integrated Resources High Equity Partners, Series 85
                                (Name of Issuer)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                            Bonnie D. Podolsky, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 27, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. None


1        NAME OF REPORTING PERSON
                  Olympia Investors, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF;WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           32,078 Units **

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           32,078 Units **

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           32,078 Units **

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           8.02% **

14       TYPE OF REPORTING PERSON*
                  PN

** Based upon a preliminary count of Units validly tendered and not withdrawn received from the depositary for the tender offer described herein.

                                  SCHEDULE 13D

CUSIP No. None


1        NAME OF REPORTING PERSON
                  Olympia-GP, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           32,078 Units **

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           32,078 Units **

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           32,078 Units **

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           8.02% **

14       TYPE OF REPORTING PERSON*
                  CO

** Based upon a preliminary count of Units validly tendered and not withdrawn received from the depositary for the tender offer described herein.

                                  SCHEDULE 13D

CUSIP No. None


1                 NAME OF REPORTING PERSON American Real Estate Holdings, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           32,078 Units **

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           32,078 Units **

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           32,078 Units **

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           8.02% **

14       TYPE OF REPORTING PERSON*
                  PN

** Based upon a preliminary count of Units validly tendered and not withdrawn received from the depositary for the tender offer described herein.

                                  SCHEDULE 13D

CUSIP No. None


1                 NAME OF REPORTING PERSON American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /
                                                                (b) /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                        / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           32,078 Units **

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           32,078 Units **

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           32,078 Units **

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           8.02% **

14       TYPE OF REPORTING PERSON*
                  CO

** Based upon a preliminary count of Units validly tendered and not withdrawn received from the depositary for the tender offer described herein.

                                  SCHEDULE 13D

CUSIP No. None


1        NAME OF REPORTING PERSON
                  Longacre Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           1,657 Units

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           1,657 Units

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,657 Units

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.41%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. None


1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) / /
                                                              (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER


         8        SHARED VOTING POWER
                           33,735 Units **

         9        SOLE DISPOSITIVE POWER


         10       SHARED DISPOSITIVE POWER
                           33,735 Units **

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           33,735 Units **

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           8.43% **

14       TYPE OF REPORTING PERSON*
                  IN

** Based upon a preliminary count of Units validly tendered and not withdrawn received from the depositary for the tender offer described herein; Includes Units owned by Longacre Corp., a Delaware corporation wholly-owned by Carl C. Icahn.

Item 1.  Security and Issuer

                  This statement relates to units of limited partnership interest ("Units") in Integrated Resources High Equity Partners, Series 85, a California limited partnership (the "Issuer"). The address of the principal executive offices of the Issuer is 411 West Putnam Avenue, Greenwich, CT 06830.

Item 2.  Identity and Background

                  This Statement is filed jointly by Olympia Investors, L.P. ("Olympia"), Olympia-GP, Inc. (the "Olympia General Partner"), American Real Estate Holdings, L.P. ("AREH"), American Property Investors, Inc., ("API"), Longacre Corp.
                  ("Longacre") and Carl C. Icahn (collectively, the "Reporting Persons").

                  Olympia is a Delaware limited partnership. The Olympia General Partner, Olympia's general partner, is a Delaware corporation which is wholly-owned by AREH, a Delaware limited partnership. The general partner of AREH is API, a Delaware corporation which is wholly-owned by Carl C. Icahn. Longacre is a Delaware corporation which is wholly-owned by Carl C. Icahn. The address of the principal offices of each of Olympia, the
                  Olympia General Partner, AREH and API is 100 South Bedford Road, Mount Kisco, New York 10549. The address of the principal offices of Longacre is 1 Wall Street, New York, New York 10005. Mr. Icahn's business address is c/o Icahn Associates Corp., 767 Fifth Avenue, New York, New York 10153.

                  Olympia and the Olympia General Partner were recently formed for the purpose of acquiring Units of the Issuer as well as acquiring the securities of certain other limited partnerships. API is engaged in the business of acting as general partner of AREH. Longacre is principally engaged in the business of investing in securities.

                  The name and positions of the executive officers and directors of the Olympia General Partner, API and Longacre are set forth below. The business address of each such executive officer and director (other than Messrs. Icahn, Hirsch, Mattner and
                  Mitchell and Ms. Golden) is 100 South Bedford Road, Mount Kisco, N.Y. 10549. The business address of Messrs. Icahn, Hirsch, Mattner and Mitchell and Ms. Golden is c/o Icahn Associates Corp., 767 Fifth Avenue, New York, New York 10153. Each such executive officer and director is a citizen of the United States of America. Each executive officer and director listed below (other than Mr. Icahn) disclaims beneficial ownership of the Units beneficially owned by the Reporting Persons.

                  Carl C. Icahn        Director and Chairman of the Board (API);
                                       Director (Longacre)
                  Alfred D. Kingsley   Director (API)
                  William A. Leidesdorf  Director (API)
                  Jack G. Wasserman    Director (API)
                  John P. Saldarelli   Vice President, Secretary and Treasurer
                                       (API); Director, Secretary and Treasurer
                                       (Olympia General Partner)

                  Henry J. Gerard       Vice President, Assistant Secretary and
                                        Director (Olympia General Partner)
                  Martin L. Hirsch      Vice President (API); Vice President and
                                        Director (Olympia General Partner)
                  Edward Mattner        President (Longacre)
                  Robert J. Mitchell    Vice President and Treasurer (Longacre)
                  Gail Golden           Vice President and Secretary
                                        (Longacre)

                  The following sets forth with respect to each executive officer and director of the Olympia General Partner, API and Longacre such person's (a) name, (b) present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment or occupation is conducted and (c) material occupations, positions, offices or employments during the last five years.

                  CARL C. ICAHN. Carl C. Icahn has been Chairman of the Board of Directors of API since November 15, 1990. Mr. Icahn is also President and a director of Starfire Holding Corporation (formerly Icahn Holding Corporation), a Delaware corporation ("SHC"), and Chairman of the Board and a director of various of SHC's subsidiaries, including ACF Industries, Inc., a New Jersey corporation ("ACF"). SHC is primarily engaged in the business of holding, either directly or through subsidiaries, a majority of the common stock of ACF and its address is 100 South Bedford Road, Mount Kisco, New York 10549. Mr. Icahn has also been Chairman of the Board of Directors of ACF since October 29, 1984 and a director of ACF since June 29, 1984. ACF is a railroad freight and tank car leasing, sales and manufacturing company. He has also been Chairman of the Board of Directors and President of Icahn & Company, Inc. since 1968. Icahn & Company, Inc. is a registered broker-dealer and a member of the National Association of Securities Dealers. In 1979, Mr. Icahn acquired control and presently serves as Chairman of the Board of Directors of Bayswater Realty & Capital Corp., which is a real estate investment and development company ("Bayswater"). ACF, Icahn & Company, Inc. and Bayswater are deemed to be directly or indirectly owned and controlled by Mr. Icahn. Mr. Icahn was Chief Executive Officer and member of the Office of the Chairman of Trans World Airlines, Inc. ("TWA") from November 8, 1988 to January 8, 1993; Chairman of the Board of
                  Directors of TWA from January 3, 1986 to January 8, 1993; and a director of TWA from September 27, 1985 to January 8, 1993. Mr. Icahn also has substantial equity interests in and controls various partnerships and corporations which invest in publicly traded securities.

                  ALFRED D. KINGSLEY. Alfred D. Kingsley has served as a director of API since November 15, 1990. He was also Vice Chairman of the Board of Directors of TWA from February 1, 1989 to January 8, 1993 and a member of the Office of the Chairman from November 8, 1988 to January 8, 1993. Mr. Kingsley was a director of TWA from September 27, 1985 to January 8, 1993. He also was a director and executive officer and Director of Research at Icahn & Co., Inc. and related entities from 1968 until December 1994. He also has been Vice Chairman of the Board of Directors of ACF since October 29, 1984 and a Director of ACF since June 29, 1984. Mr. Kingsley has also been a Senior Managing Director of Greenway Partners, L.P. since May 1993, which invests in publicly traded securities.

                  WILLIAM A. LEIDESDORF. William A. Leidesdorf has served as a director of API since March 26, 1991. Since April 1995, Mr. Leidesdorf has acted as an independent real estate investment banker. From January 1, 1994 through April 1995, Mr. Leidesdorf was Managing Director of RFG Financial, Inc., a commercial mortgage company. From September 30, 1991 to December 31, 1993, Mr. Leidesdorf was Senior Vice President of Palmieri Asset Management Group. From May 1, 1990 to September 30, 1991, Mr. Leidesdorf was Senior Vice President of Lowe Associates, Inc., a real estate development company, where he was involved in the acquisition of real estate and the asset management workout and disposition of business areas. He also acted as the Northeast Regional Director for Lowe Associates, Inc. From June 1985 to January 30, 1990, Mr. Leidesdorf was Senior Vice President and stockholder of Eastdil Realty, Inc., a real estate company, where he was involved in the asset management workout, disposition of business and financing areas. During the interim period form January 30, 1990 through May 1, 1990, Mr. Leidesdorf was an independent contractor for Eastdil Realty, Inc. on real estate matters.

                  JACK G. WASSERMAN. Jack G. Wasserman has served as a director of API since December 3, 1993. Mr. Wasserman is an attorney and a member of the New York State Bar and has been with the New York based law firm of Wasserman, Schneider & Babb since 1966, where he is currently a senior partner.

                  JOHN P. SALDARELLI. John P. Saldarelli has served as a director, Secretary and Treasurer of the Olympia General Partner since February 1998. He has also served as Vice President, Secretary and Treasurer of API since March 18, 1991. Mr. Saldarelli was also President of Bayswater Realty Brokerage Corp. from June 1987 until November 19, 1993 and Vice President of Bayswater Realty & Capital Corp. from September 1979 until April 15, 1993.

                  HENRY J. GERARD. Mr. Gerard has served as a director, Vice President and Assistant Secretary of the Olympia General Partner since February 1998. He has also served as Vice President and Controller of API since March 18, 1991. From January 1988 to May 1991, he was a Vice President API, a provider of financial services. From 1981 through 1987 he was a controller at Interstate Properties, a commercial real estate developer/operator.

                  MARTIN L. HIRSCH. Mr. Hirsch has served as a director and Vice President of the Olympia General Partner since February 1998. He has also served as Vice President of API since March 18, 1991. From January 1986 to January 1991 he was a vice president at Integrated Resources, Inc.

                  EDWARD E. MATTNER. Mr. Mattner has served as President of Longacre since June 6, 1995. Mr. Mattner's present principal occupation is acting as a securities trader for various affiliates of Mr. Icahn. He has served in this capacity since May 1976.

                  ROBERT J. MITCHELL. Mr. Mitchell has served as Vice President and Treasurer of Longacre since June 6, 1995. Mr. Mitchell's present principal occupation is acting as Senior Vice President Finance of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars and its address is 3301 Rider Trail South, Earth City, Missouri 63045. Mr. Mitchell has served as Executive Vice President Finance since March 1995 and also served as Secretary of ACF since August 1993, Treasurer from December 1984 to March 1995 and Assistant Secretary from September 1986 to August 1993. Mr. Mitchell has also served as Treasurer (since May 1988) and Chief Financial Officer (since March 1995) of American Railcar Industries, Inc., a subsidiary of ACF which is primarily engaged in the business of repairing, refurbishing, painting and maintaining railcars and in manufacturing and selling parts for railcars and other industrial purposes. The address of American Railcar Industries, Inc. is 3301 Rider Trail South, Earth City, Missouri 63045. Mr. Mitchell became the Treasurer of TWA, whose address is One City Centre, 515 N. Sixth Street, St. Louis, Missouri 63101, in 1987 and held that position until he resigned, effective as of January 5, 1993. From March 1982 until November 1984, Mr. Mitchell was a Vice President-Department Head of National Westminster Bank, USA, located at 175 Water Street, New York, N.Y. 10038.

                  GAIL GOLDEN. Gail Golden has served as Vice President and Secretary of Longacre since June 6, 1995. She has served as Vice President-Administration of Icahn Associates Corp., which provides administrative services to entities controlled by Mr. Icahn, since May 1985. Ms. Golden also serves as an executive officer of a number of other entities controlled by Mr. Icahn.

                  Neither Olympia, the Olympia General Partner, Longacre or API, nor any executive officer or director of the Olympia General Partner, Longacre or API has during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration

                  As of the date hereof, Olympia is deemed to directly beneficially own an aggregate of 32,078 Units (the "Olympia Units"), all of which were tendered pursuant to the Tender Offer (as hereinafter defined). The aggregate purchase price of the Olympia Units is $3,047,410.00 (net of related expenses). Olympia will obtain all of the funds necessary to acquire the Olympia Units from working capital derived from capital contributions from its partners. None of such funds will be borrowed. As used herein, "Tender Offer" refers to Olympia's tender offer to purchase up to 60,000 of the Issuer's outstanding Units. Olympia filed a Tender Offer Statement on Schedule 14D-1 with respect to the Tender Offer with the Commission on March 12, 1998 (as amended and supplemented, the "Schedule 14D-1").

                  Longacre directly beneficially owns 1,657 Units. Such Units were acquired in auction transactions through the Chicago Partnership Board for an aggregate purchase price of $104,358.96 (net of related expenses). Longacre obtained the funds to purchase such Units from its working capital. None of such funds were borrowed or otherwise obtained for the purpose of acquiring Units.

Item 4.  Purpose of Transaction

                  Longacre acquired the Units directly beneficially owned by it for investment purposes based on its expectation that there may be underlying value in the Issuer's properties.

                  The purpose of the Tender Offer was to enable Olympia to acquire a significant interest in the Issuer for investment purposes based on its expectation that there may be underlying value in the Issuer's properties. The Reporting Persons do not presently intend to make any effort to change current management or the operation of the Issuer and have no present plans or intentions for any extraordinary transaction involving the Issuer. Furthermore, Olympia and its affiliates have agreed with Presidio that, prior to March 6, 2001, they will not, among other things, seek the removal of the general partners of the Issuer (the "General Partners"), seek to control the management, policies or affairs of the Issuer, or seek to effect any form of business combination or other extraordinary transaction with the Issuer or the General Partners. Olympia and its affiliates have also agreed, prior to March 6, 2001, to vote their Units in favor of a proposal, if any, by the General Partners that would result in limited partners of the Issuer receiving securities that are listed on NASDAQ or a national securities exchange. The foregoing voting agreement will not apply in the circumstances described in Amendment No. 2 to the Agreement (as described in Item 6 below). However, Olympia's plans with respect to its investment in the Units could change after March 6, 2001.

                  The purchase of the Units will allow Olympia to benefit from any of the following: (a) any cash distributions from the Issuer's operations in the ordinary course of business; (b) any distributions of net proceeds from the sale of the Issuer's properties; and (c) any distributions of net proceeds from the liquidation of the Issuer. Following the completion of the Tender Offer (but subject to the terms of the Agreement (as defined in Item 6 below)), Olympia and/or persons related to or affiliated with it may acquire additional Units or may sell Units. Any acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Tender Offer, and may be for cash or other consideration. Olympia also may in the future (subject to the terms of the Agreement) consider selling some or all of the Units it acquires pursuant to the Tender Offer to persons not yet determined. Under the Agreement, Presidio has the right to purchase 50% of the Units acquired by Olympia in the Offer and the Units are subject to a buy/sell agreement with Presidio.

                  Except as set forth herein,  the Reporting Persons do not
                  have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer; a sale or transfer of a material amount of the Issuer's assets; any changes in composition of the Issuer's senior management or personnel or their compensation; any changes in the Issuer's present capitalization or dividend policy; or any other material changes in the Issuer's structure or business.

Item 5.  Interest in Securities of the Issuer

         (a) and (b)

                  As of the date hereof, Olympia, the Olympia General Partner, API and Mr. Icahn are deemed to beneficially own an aggregate of 32,078* Units, representing approximately 8.02% of the 400,010 Units stated to be outstanding by the Issuer in its Quarterly Report on Form 10- Q for the quarterly period ended March 31, 1998 (the "Form 10-Q"). Olympia is deemed to be the direct beneficial owner, and the Olympia General Partner, API and Mr. Icahn are deemed to be the



* Based upon a preliminary count of Units validly tendered and not withdrawn received from the depositary for the tender offer described herein.

                  indirect beneficial owners of these 32,078* Units. Olympia, the Olympia General Partner, API and Mr. Icahn have sole power to direct the vote and sole power to direct the disposition of these Units.

                  As of the date hereof, Longacre and Mr. Icahn are deemed to beneficially own 1,657 Units, representing approximately 0.41% of the outstanding Units (based upon the Form 10-Q). Longacre is deemed to be the direct beneficial owner and Mr. Icahn is deemed to be the indirect beneficial owner of these Units. Longacre and Mr. Icahn have sole power to direct the vote and sole power to direct the disposition of these Units.

                  The 33,735** Units of which Mr. Icahn is deemed to be the indirect beneficial owner represent approximately 8.43% of the outstanding Units (based upon the Form 10-Q).

                  As a result of the Agreement (as defined and described in Item 6 below), Presidio Capital Corp. ("Presidio") (which indirectly owns all of the issued and outstanding capital stock of the General Partners), W. Edward Scheetz, David Hamamoto and NorthStar Capital Partners ("Northstar") (who
                  directly or indirectly control Presidio), Millenium Funding Corp., Millenium Funding IV Corp., Presidio Holding Company, LLC, NorthStar Presidio Management Company, LLC, NorthStar Operating, LLC and NorthStar Capital Holdings I, LLC (collectively, the "Presidio Bidders"), were deemed to be "co-bidders" with Olympia in connection with the Tender Offer for purposes of Regulation 14D.

                  However, neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that the Reporting Persons are part of a "group" with the Presidio Bidders or that the Reporting Persons are the beneficial owners of any of the Units held by the Presidio Bidders. The Reporting Persons expressly disclaim formation of a "group" with the Presidio Bidders and the Reporting Persons expressly disclaim beneficial ownership of any of the Presidio Bidders' Units.

      (c) Except for the purchase of Units pursuant to the Tender Offer, neither the Reporting Persons, the executive officers and directors listed in Item 2, nor any of their affiliates, have effected any transaction in Units within the past 60 days.

      (d) The Reporting Persons have no knowledge of any other persons who might have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any Units beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  The information set forth in Item 3, Item 4 and Item 5 above is hereby incorporated by reference herein.

                  On September 11, 1997, Longacre sent letters to the General Partners requesting lists of limited partners of the Issuer and certain related partnerships (the "Related Partnerships") for the purpose of enabling an affiliate to make tender offers for Units of the Issuer and the Related Partnerships. Longacre sent a second letter requesting limited partner lists to the General Partners on

* Based upon a preliminary count of Units validly tendered and not withdrawn received from the depositary for the tender offer described herein.

** Based upon a preliminary count of Units validly tendered and not withdrawn received from the depositary for the tender offer described herein; Includes Units owned by Longacre Corp., a Delaware corporation wholly-owned by Carl C. Icahn.

                  February 13, 1998. The requested lists were furnished to Olympia under the agreement (the "Agreement") discussed below on or about March 9, 1998.

                  In late October or early November 1997, a representative of AREH contacted the managing partner of Northstar, which indirectly controls Presidio and the General Partners, to discuss the possibility of conducting a joint tender offer for Units of the Issuer and the Related Partnerships. Representatives of AREH met with the managing partner of Northstar on November 3, 1997, but they were unable to reach agreement on the terms on which a joint tender might be conducted. Following the November 3 meeting, representatives of AREH, Northstar and Presidio continued to discuss a possible joint tender offer in several telephone conversations.

                  Between approximately December 17, 1997 and March 5, 1998, representatives of AREH, Northstar and Presidio and their counsel attended meetings and/or participated in telephone conversations in which they negotiated the terms of the Agreement, a copy of which is filed as Exhibit (1) hereto. The Agreement provides, among other things, for: (i) Olympia's conduct of tender offers (the "Offers") for up to 40% of the outstanding Units of the Issuer and the Related Partnerships, and the cooperation of the General Partners to facilitate such Offers (including furnishing Olympia with limited partner lists for use in connection with the Offers and taking a neutral stance with respect thereto) and the transfer of tendered Units to Olympia without the imposition of transfer fees; (ii) an agreement by Olympia and its affiliates to limit their acquisition of Units in the Issuer and the Related Partnerships to Units acquired in the Offers and to limit their acquisition of assets or properties of the Issuer or the Related Partnerships to properties or assets which the General Partners or their affiliates have publicly announced their intention to sell or have hired a broker for such purpose;
                  (iii) an agreement by Olympia and its affiliates not to: seek the removal of the General Partners or call any meeting of limited partners of the Issuer or the Related Partnerships; make any proposal to or seek proxies from limited partners of the Issuer or the Related Partnerships; or act, either alone on in concert with others, to seek to control the management, policies or affairs of the Issuer or any Related Partnership or to effect any business combination or other extraordinary transaction with the Issuers or the General Partners; (iv) an agreement by Olympia and its affiliates to vote Units owned by them in favor of a proposal, if any, by the General Partners resulting in limited partners receiving securities that are listed on NASDAQ or a national securities exchange; (v) Olympia's grant to Presidio of a call option to purchase 50% of the Units in the Issuer acquired in the Tender Offer at a price equal to the lesser of the price paid by Olympia or $110.68 per Unit (except that the limitation of the call price to $110.68 per Unit will not apply if the purchase price is increased to more than that amount in response to a competing bid), plus 50% of Olympia's costs associated with the Tender Offer; (vi) the grant to Presidio of a similar call option to purchase 50% of the Units in the Related Partnerships acquired pursuant to the Offers; (vii) a buy/sell agreement, pursuant to which either party can initiate buy/sell procedures by notifying the other of a specified price per Unit (not to exceed the then current net asset value of the Units) and the other terms and conditions on which the non-initiating party would then be required to elect (subject to certain exceptions) either to buy certain Units from the initiating party or to sell certain Units to the initiating party (such Units consisting, in the case of Olympia, of all Units owned by Olympia and its affiliates and, in the case of Northstar, of all Units purchased by Northstar upon exercise of the call option described above). The agreements of Olympia and its affiliates described in clauses (ii), (iii) and (iv) above expire on March 6, 2001, but may expire earlier under certain circumstances. In connection with the negotiation of the Agreement, Northstar and Presidio furnished Olympia with appraisals of each of the properties of the Issuer and the Related Partnerships prepared by an independent appraisal firm in August and September 1997.

                  In Amendment No. 1 to the Agreement, the parties provided for cross-indemnification agreements by AREH and Presidio with respect to certain liabilities under the federal securities laws relating to information provided in connection with the Offers concerning themselves and their respective affiliates who are co-bidders.

                  In Amendment No. 2 to the Agreement, the parties provided that Olympia and its affiliates will not be obligated to vote Units in favor of a proposal that is made in contravention of the undertaking of the General Partners and their affiliates not to, prior to the first anniversary of the completion of the Tender Offer, solicit approval by the limited partners of the Issuer for, or consummate, a transaction, or series of related transactions, constituting a "roll-up transaction" (within the meaning of Regulation S-K, Item 901), other than a conversion of the Issuer into a stand-alone (i.e., not part of another entity or entities), actively traded, real estate investment trust pursuant to Section 3(a)(10) of the Securities Act of 1933, where the terms and conditions of the transaction, or series of related transactions, including any related tender offer for Units or any sale or financing of Issuer properties, are approved, after a hearing upon the fairness of such terms and conditions at which all limited partners of the Issuer have the right to appear, by the court in connection with a settlement of certain litigation to which the Issuer is a party.

                  In Amendment No. 3 to the Agreement, the parties agreed that the Offers would be extended until 5:00 p.m. on Friday, July 24, 1998.

                  The discussion herein of the Agreement and Amendments No. 1, 2 and 3 thereto is subject to and qualified in its entirety by reference to such agreements, which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

                  Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

                  The  documents  listed  below  are filed as  exhibits  to this
                  Schedule 13D:

                  Exhibit 1. Agreement dated March 6, 1998, by and among Presidio Capital Corp., American Real Estate Holdings, L.P., and Olympia Investors, L.P.

                  Exhibit 2. Amendment No. 1 dated as of May 20, 1998, to the Agreement dated March 6, 1998, by and among Presidio Capital Corp., American Real Estate Holdings, L.P., and Olympia Investors, L.P.

                  Exhibit 3. Amendment No. 2 dated as of June 29, 1998, to the Agreement dated March 6, 1998, by and among Presidio Capital Corp., American Real Estate Holdings, L.P., and Olympia Investors, L.P.

                  Exhibit 4. Amendment No. 3 dated as of July 16, 1998, to the Agreement dated March 6, 1998, by and among Presidio Capital Corp., American Real Estate Holdings, L.P., and Olympia Investors, L.P.

                  Exhibit 5. Joint Filing Agreement dated August 5, 1998, among Olympia Investors, L.P., Olympia-GP, Inc., American Real Estate Holdings, L.P., American Property Investors, Inc., Longacre Corp., and Carl C. Icahn.

                  Exhibit 6. Power of Attorney dated May 20, 1998, executed by Carl C. Icahn, appointing Theodore Altman as attorney-in-fact.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 5, 1998


                                    OLYMPIA INVESTORS, L.P.
                                    By: Olympia-GP, Inc., general partner

                                    By: /S/ HENRY J. GERARD
                                            Name: Henry J. Gerard
                                            Title:  Vice President


                                    OLYMPIA, GP, INC.

                                    By: /S/ HENRY J. GERARD
                                            Name: Henry J. Gerard
                                            Title:  Vice President


                                    AMERICAN REAL ESTATE HOLDINGS, L.P.
                                    BY: American Property Investors, Inc.,
                                        general partner

                                    By: /S/ JOHN P. SALDARELLI
                                            Name: John P. Saldarelli
                                            Title: Vice President


                                     AMERICAN PROPERTY INVESTORS, INC.

                                     By: /S/ JOHN P. SALDARELLI
                                            Name: John P. Saldarelli
                                            Title: Vice President


                                     LONGACRE CORP.

                                     By: /S/ ROBERT J. MITCHELL
                                             Name: Robert J. Mitchell
                                             Title: Vice President


                                    CARL C. ICAHN

                                    By: /S/ THEODORE ALTMAN
                                            Theodore Altman, Attorney-In-Fact



                       [Signature Page to Schedule 13D re:
              Integrated Resources High Equity Partners, Series 85]

                                  Exhibit Index



Exhibit 1. Agreement dated March 6, 1998, by and among Presidio Capital Corp., American Real Estate Holdings, L.P., and Olympia Investors, L.P.

Exhibit 2. Amendment No. 1 dated as of May 20, 1998, to the Agreement dated March 6, 1998, by and among Presidio Capital Corp., American Real Estate Holdings, L.P., and Olympia Investors, L.P.

Exhibit 3. Amendment No. 2 dated as of June 29, 1998, to the Agreement dated March 6, 1998, by and among Presidio Capital Corp., American Real Estate Holdings, L.P., and Olympia Investors, L.P.

Exhibit 4. Amendment No. 3 dated as of July 16, 1998, to the Agreement dated March 6, 1998, by and among Presidio Capital Corp., American Real Estate Holdings, L.P., and Olympia Investors, L.P.

Exhibit 5. Joint Filing Agreement dated August 5, 1998, 1998, among Olympia Investors, L.P., Olympia-GP, Inc., American Real Estate Holdings, L.P., American Property Investors, Inc., Longacre Corp., and Carl C. Icahn.

Exhibit 6.        Power of Attorney dated May 20, 1998,  executed by
                  Carl  C.  Icahn,   appointing   Theodore   Altman  as
                  attorney-in-fact.